Mail Stop 4561

      October 26, 2005


By U.S. Mail and Facsimile to (713) 221-1576

C.P. Bryan
President and Chief Executive Officer
Republic Bancshares of Texas, Inc.
4200 Westheimer, Suite 101
Houston, Texas 77027

Re:	Republic Bancshares of Texas, Inc.
	Schedule 13E-3 filed September 26, 2005
	File No. 005-77919
	Preliminary Proxy Statement on Schedule 14A
	File No. 000-33201

Dear Mr. Bryan:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please provide us with your legal and factual analysis of why
Mr.
Bryan is not required to be a filing person or revise to include
Mr.
Bryan as a filing person and to comply with all the corresponding filing, dissemination and disclosure requirements of Schedule 13E-3, including the purposes for, alternatives considered and reasons for engaging in the going private transaction . Refer to Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13,
1981).

2. It appears that, if approved, Republic Bancshares of Texas will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of less than 2,200 shares of such shares of common stock into a new class of securities. Since you are issuing new securities to your current common holders, explain in your response letter what exemption from
Section 5 of the Securities Act of 1933 you are relying on to issue those new securities without registration. Describe all relevant facts that you believe support your reliance on any such exemption.

3. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. In your response letter, provide your legal analysis as to why the common stock and Class A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under Texas state law. Your response should also provide counsel`s legal analysis as to why it is opining that your common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control.

4. Please confirm to us, in a supplemental response, that the information statement will be sent or given at least 20 calendar days prior to the meeting date.

Shareholder Letter

5. Here, on the cover page, and the summary term sheet section, prominently disclose that current common security holders that opt to receive the newly authorized preferred stock will receive no additional compensation, will lose their ability to vote their shares, will receive even less liquid securities, and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss that security holders may opt to receive this preferred stock.




Summary Term Sheet, page 1

6. Please confirm that that summary term sheet describes the most material terms of the proposed transaction as required by Item
1001
of Regulation M-A, instead of highlighting selected information as stated. You should revise your disclosure accordingly.

7. In this section, provide a comparison of the rights of your common stock as compared to the newly authorized preferred stock. Consider presenting the disclosure in tabular format to most clearly present the differences between the new categories of securities, and the rights that some of your existing common holders will give up in this transaction. We note your chart included on page 27 under the section entitled Examples of Results of the Reclassification Transaction.

8. In this section or in the Questions and Answers section that follows, more specifically discuss the reasons for the transaction, and in particular the structure. That is, why did the board choose a method of going private that results in unaffiliated security holders receiving unregistered securities with no voting rights?

Fairness of the Reclassification Transaction; Board
Recommendation,
page 1

9. Please state the board`s belief as to fairness of the Rule 13e-
3
transaction as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the reclassification transaction.

Terms of the Series A Preferred Stock, page 4

10. Revise the "Dividend Rights" subsection to disclose the last dividend declared and paid during the last two years or state that none have been declared or paid.

11. We note the statement on page 5 that holders of the Series A Preferred stock will have not voting rights except as provided by law. Please revise the discussion of voting rights on page 4 to clarify, if true, that these rights are provided for by law. Address this matter throughout the preliminary proxy statement where you reference voting rights provided by law, including but not limited to the reference on page 5 under "Interests of Certain Persons in the Reclassification Transaction."

Q&A, page 7

12. Please revise to avoid unnecessary repetition of material that has already been clearly discussed on the cover page or the summary term sheet. For example, the first four Q&A`s appear duplicative.

13. Please limit the Q&A to serve one discreet purpose, such as to provide voting and share exchange information. Ideally, it should be less than two pages in length.

14. Revise to state that you will not use discretionary authority granted by proxies voted against the transaction to adjourn the meeting to solicit additional votes. Make corresponding disclosure elsewhere, as appropriate.

Special Factors, page 10

Purpose and Reasons for the Reclassification Transaction, page 11

15. Please explain your statement that the board "considered that effecting the transaction at the record shareholder level would allow shareholders some flexibility with respect to whether they will be receiving shares of Series A Preferred Stock or will continue to hold shares of common stock." We note your reference to the separate section and your explanation there that such shareholders could transfer their shares into a record account into their own name. Further, we believe that you should balance your disclosure in both locations and address any transaction costs security holders transferring such shares may incur.

16. You state at the bottom of page 12 that the costs for distributing your annual reports after the transaction will be "substantially less" than current costs. Please clarify briefly how you expect to make substantial savings, and quantify if possible.

Fairness of the Reclassification Transaction, page 18

17. We note the statement that "[t]he Board also considered the difference in value between the common stock with voting rights and the preferred stock without voting rights to be minimal...."
Please
broaden the discussion of how the board determined the value of the non-voting preferred to be nearly equivalent to the value of the common stock and clarify how the board made this determination without an appraisal or any quantitative analysis.

18. We refer you to the first and last bullet points of factors your board considered positive for all unaffiliated shareholders including both those who will continue to hold common stock as well as those who will receive shares of Series A Preferred Stock. Why is the fact that your common stock trades infrequently, the first bullet point on page 18, and the fact that the shareholders receive limited benefit from you being a reporting company, the last bullet point, positive factors that are important in determining the fairness of the transaction to the unaffiliated security holders, respectively? Finally, any disclosure of such factors should be balanced. For example, state the effect of your contemplated transaction on trading and the shareholders` opportunity to easily obtain cash for their shares. Disclose the benefit of the transaction to shareholders once the company is delisted versus the limited benefit of its reporting company status to shareholders.

19. Please address the transaction costs associated with the second and third bullet points referencing positive factors the board considered in support of fairness. You should address how such costs may effect economic viability of the suggested action.

20. We refer you to the factors your board considered positive for those shareholders receiving Series A Preferred Stock. With regard to the first bullet point, please explain how a preference in the distribution of future dividends is a positive factor to these shareholders, in light of your statement on page 40 that you have not paid any cash dividends since inception and do not currently have any plans to pay cash dividends in the foreseeable future.

21. With regard to the second bullet point in the same set of factors, please support your inclusion of this factor as a benefit to those shareholders who are to receive Series A Preferred Stock. You state that because their shares will be automatically reclassified into common shares upon a change in control, they will realize any future value received at the same value as holders of common stock.
How is this a benefit to shareholders who currently hold shares that are able to realize that same future value, and who will receive, in the current transaction, shares that do not possess normal voting rights?

22. Please support your inclusion of the last bullet point in the same set of factors, that preferred holders will have a preference to holders of common upon any liquidation in the amount of $9.59 for each share of preferred stock, which represents the book value of the shares of common stock on June 30, 2005. Your disclosure should be balanced. For example, it appears that the book value of the shares of common stock you reference is one that such holders have today, without restriction. Explain why, in crafting this liquidation preference, you used book value as of June 30, 2005, as opposed to another price or date, for example, book value as of the date of any such liquidation, which may be significantly higher given all the cost savings you expect to realize over time with this transaction.
Explain why this is a positive factor important in determining the fairness of the transaction here and at its inclusion under "Positive
Effects" under "Effects on Shareholders Receiving Series A
Preferred
Stock" on page 24.

23. We refer you to the section reviewing the procedural fairness to your unaffiliated security holders, beginning on page 20. Please provide support for the first bullet point that this transaction is procedurally fair because it comports with all applicable state law requirements. We note your negative characterization, in the preceding section, of the lack of state law require as to procedural safeguards, such as the right to dissent from the reclassification transaction in the event that holders do not believe that the reclassification of their shares into what is essentially non-voting preferred stock is acceptable or fair to them. The compliance with the absence of state requirement as to such procedural safeguards does not appear to be a positive factor relating to procedural fairness to your unaffiliated security holders. Please revise this disclosure accordingly.

24. We note your discussion of the board`s determination not to seek a valuation, on the bottom of page 21. Specifically, we note your statement that the reclassification transaction presents "sufficient protection in value to such shareholders" receiving preferred stock.
In this analysis, state how the board considered the loss of voting rights to affect value to such holders. Alternatively, if the board did not consider the affect to value of loss of voting, state so and explain why it did not.

25. Please explain how the fact that the holders of common stock whose shares would be reclassified into preferred stock in the transaction currently own shares representing approximately 8.5% of the outstanding shares of common stock and voting rights in some way minimizes the difference in value between the common stock with voting rights and the preferred stock as to an individual holder of preferred stock. We refer to the sentence beginning on page 21 and ending on page 22.

26. We note your statement that you did not consider any of the factors considered important in determining the fairness of a transaction to unaffiliated security holders. Please see Instruction
2 to Item 1014 of Regulation M-A. First, it appears that given the importance of such factors in determining the fairness of a transaction, unrestricted as to cash-out transactions, the fact that your security holders are not being cashed out does not render such factors immaterial. Second, you should state the current and historical market prices and any consideration of such prices by the board. Third, it appears that you did consider net book value because it is included as it relates to the preferred liquidation preference in your section regarding positive factors for those holders receiving the preferred stock on page 19. Please state it here and describe the board`s consideration of it. Finally, please state whether or not you determined going concern and liquidation values and list them if you did.

27. We refer you to the paragraph on page 22 addressing the fact that you have not made any provision to grant unaffiliated shareholders access to your corporate files. You state that the board considered the fact that under Texas corporate law, and subject to certain conditions set forth under Texas law, shareholders have the right to review your relevant books and records of account. Please revise this disclosure to include the certain conditions set forth under Texas law, how the board considered them, and how such conditions will affect security holders` access to these materials.

Effects of the Reclassification Transaction on Republic, page 22

28. We note the disclosure on page 23 regarding termination of reporting obligations. Revise to clarify the company`s reporting obligations after the 13E-3 transaction. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form 15.

29. Please clarify the reference in the section titled "Plans or Proposals" to "the amount paid to the non-continuing shareholders in the reclassification transaction."

30. We note that you will provide shareholders with financial information by continuing to disseminate your annual reports.
Disclose how you plan to "disseminate" the annual reports.

Interests of Certain Persons in the Reclassification Transaction, page 27

31. In the second paragraph, you state that the increase in the percentage ownership of directors was "not a consideration" in the board`s decision to approve the transaction. Yet in the following paragraph, you state that the board was aware of the conflicts and "considered it" along with other matters in reaching their decision.
Please clarify.

32. Please confirm that your affiliates, including your directors and/or executive officers, will not receive any compensation or benefits as a result of this transaction, that will differ from your unaffiliated security holders. Also, confirm that your directors and executive officers will not be compensated any differently following this merger and that there will not be any material alterations to any agreement with your executive officers that will be favorable to them.

Selected Historical Consolidated Financial Information, page 36

33. We note that you reference the Company`s annual report on Form 10-KSB for the fiscal year ended December 31, 2004 and the Form 10-Q for the quarter ended June 30, 2005 and that you incorporate these documents by reference. Revise your disclosure to clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction
3 to Item 13 of Schedule
      13E-3.

34. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3)
of Regulation M-A. Be advised that although we understand that Item
503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.


Unaudited Pro Forma Consolidated Financial Information, page 37

35. Please remove the qualification of this section, found on page
37. Security holders are entitled to rely upon the information presented in the disclosure document.

36. Tell us, with a view toward disclosure, how this section meets the requirements of Item 1010(b) of Regulation M-A. For example, such Item requires information including, but not limited to, pro forma information disclosing the effect of the transaction on the company`s balance sheet, the company`s statement of income, earnings per share, and ratio of earnings to fixed charges, and the company`s book value per share.

Where you Can find More Information, page 42

37. Please note that the address of the SEC has changed.  The
SEC`s
Public Reference Room is now at 100 F Street, N.E., Washington DC
20549.

38. Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please delete the second paragraph.

Preliminary Proxy Card

39. Please revise to indicate that this proxy card is in preliminary form. See Rule 14a-6(e)(1) of Regulation 14A.

40. Provide the staff with an opinion of counsel, opining under state law that the reclassification is consistent with state law and that state law allows for and recognizes different classes of equity securities. The analysis should specifically address that the Series
A Preferred Stock is convertible into common stock upon a change of control.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 with any other questions.

								Sincerely,



      Jessica Livingston
      Senior Counsel

cc: 	Charlotte Rasche, Esq.
	Bracewell & Giuliani LLP
	711 Louisiana Street, Suite 2300
	Houston, Texas 77002

	Justin M. Long, Esq.
	Bracewell & Giuliani LLP
	500 North Akard, Suite 4000
	Dallas, Texas, 75201



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Republic Bancshares of Texas, Inc.
C.P. Bryan
October 26, 2005
Page 9